FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the months of August & September 2005

GENCO RESOURCES LTD.

(Translation of registrant's name into English)

Suite 550 - 999 West Hastings Street Vancouver, BC V6C 2W2

(Address of principal executive offices)

Attachments:

1.

News Releases:  August 3, 25 & September 15, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GENCO RESOURCES LTD.
(Registrant)

Date: September 30, 2005	By: /s/ “Robert Gardner”
Name

Its: Director
(Title)

Trading Symbol TSX-VE: GGC

August 3, 2005

Genco Program to Test Area Near High Grade Discover Hole

James McDonald, P. Geo., President of Genco Resources Ltd.  (TSX-Venture Exchange GGC) (“The Company”) announces that the Company has initiated a diamond drill program at the La Guitarra Mine located in the Company’s wholly owned Temascaltepec Mining District of Mexico,

The drill program will explore targets identified by recent geologic insights and supported by geophysical surveys along the structural trend of the La Guitarra vein and the newly recognized San Rafael vein which hosts the high grade San Rafael zone now being developed and mined.

Drilling will follow up mineralization in the recently identified San Rafael II  zone of the San Rafael vein where diamond drill hole BBD 155 04 discovered a 2.55 meter intercept grading 760 grams per tonne silver, 2.55 grams per tonne gold and 4.99 % zinc. A repetitive pattern of ore bodies is recognized in the La Guitarra Mine with ore shoots occurring every 150 to 250 meters. The San Rafael II zone is located 240 meters from the San Rafael zone showing a continuation of this pattern.

The area to be tested is the first 1.0 kilometre of a 3.0 kilometre wide interval never before explored because it is covered by a layer of post mineral basalt.

A minimum of 2600 meters of diamond drilling using NQ sized core is planned. The work program will be conducted by Britton Brothers Drilling from Hermosillo, Mexico.

The foregoing disclosure, including results of the Company’s exploration programs, have been reviewed, verified (including sampling, analytical and test data) and compiled by Genco’s President, James McDonald, P.Geo. (a qualified person for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects).

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Chemex Laboratories in Hermosillo, Mexico for preparation of pulps which are shipped to Vancouver, B.C. Canada for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks.   Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays about 3% of all samples as a check and additional checks may be run on anomalous values.

For further information: 604-682-2205

E-mail: gencoinfo@telus.net

www.gencoresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the AU.S. Securities Act@) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

Suite 550 – 999 West Hastings Street, Vancouver, B.C., Canada V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gencoresources.com

GGC (TSX Venture Exchange)

Trading Symbol TSX-VE: GGC

GENCO ANNOUNCES SECOND QUARTER RESULTS

August 25, 2005 – Vancouver, B.C. – Wayne Moorhouse, VP of Finance for Genco Resources Ltd. [TSX Venture Exchange: GGC], is pleased to announce the financial results for the period ended June 30, 2005. Genco changed its fiscal year end from July 31 to December 31 and as a result for financial reporting purposes the comparative period is the period ended July 31, 2004.

Gross revenue for the quarter was $2,046,217 compared to gross revenue of $536,928 in the quarter in 2004, an increase of 281%. Cost of production for the quarter was $1,158,371 with a resulting gross profit of $887,846 or 43% of revenue.  After deductions for operating expenses and extraordinary items Genco recorded net income for the quarter of $279,967 compared to a loss of $1,011,812 for the quarter in 2004.

Revenue for the six month period ended June 30, 2005 was $3,875,210 compared to $1,733,742 for the six month period ended July 31, 2004, an increase of 124%. Net income for the six month period was $661,751 compared to a loss of $916,320 for the six month period in 2004.

Genco has improved its working capital position from a negative of $1,218,527 as at December 31, 2004 to a positive working capital of $2,125,591 as at June 30, 2005.

As a result of its positive earnings in the past six months and successful financing Genco has been able to invest in mine infrastructure, fixed assets and exploration work at it’s wholly owned La Guitarra Mine.  Total assets on June 30, 2005 were $15,875,143, an increase of $3,331,672 over December 31, 2004 assets of $12,543,471.

Production for the six months ending June 30, 2005 was 448,631 silver equivalent ounces using a 60.4 to 1.0 silver – gold ratio for equivalency calculations.  A total of 21,547 tonnes of ore were processed on site with average grades of 322 grams per tonne silver and 6.57 grams per tonne gold. The foregoing geological disclosure has been reviewed and verified by Genco’s President, James McDonald, P.Geo. (a qualified person for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects).

See attached balance sheet and income statement for more information.  Full financial statements are available on sedar at http://www.sedar.com and on Genco’s website.

For further information: 604-682-2205

E-mail:  gencoinfo@telus.net

www.gencoresources.com

The TSX Venture Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.

Suite 550 – 999 West Hastings Street, Vancouver, B.C., Canada V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gencoresources.com

GGC (TSX Venture Exchange)

Exhibit “A”

GENCO RESOURCES LTD.

Consolidated Balance Sheet

June 30, 2005

___________________________________________________________________________________________

(Expressed in Canadian dollars)

(UNAUDITED)

	June 30	December 31
	2005	2004
	$	$
Assets

Current assets
Cash	1,841,767	-
Accounts receivable	1,077,865	900,107
Inventory (Note 4)	621,068	242,216
Prepaid expenses	165,605	139,810
	3,706,305	1,282,133

Mineral property interests (Note5)	43,000	42,858
Other long term investment	5,690	5,427
	48,690	48,285
Capital assets
Property, Plant and Equipment net (Note 7)	12,120,148	11,213,053

Total Assets	$ 15,875,143	$ 12,543,471

Liabilities

Current Liabilities
Accounts payable and accrued liabilities	979,714	1,814,927
Accounts payable - related parties	-	84,733
Current portion of long- term debt (Note 9)	601,000	601,000
	1,580,714	2,500,660
Long-term liabilities
Long term debt (Note 9)	3,606,000	3,606,000
Asset retirement obligation (Note 10)	198,541	192,387
	3,804,541	3,798,387

Total Liabilities	5,385,255	6,299,047

Shareholders' Equity
Share capital (Note 11)	15,830,826	12,247,113
Deficit, per Exhibit "B"	(5,340,938)	(6,002,689)
	10,489,888	6,244,424

	$ 15,875,143	$ 12,543,471

Exhibit “B”

GENCO RESOURCES LTD.

Consolidated Statement of Operations and Deficit

For the Three and Six Months Ended June 30, 2005

___________________________________________________________________________________________

 (Expressed in Canadian dollars)

        (UNAUDITED)

	Three Months	Three Months	Six Months	Six Months
	Ended June 30,	Ended July 31,	Ended June 30,	Ended July 31,
	2005	2004	2005	2004
	$	$	$	$
Revenue	2,046,217	536,928	3,875,210	1,733,742
Cost of Sales	1,158,371	768,407	2,209,217	1,727,332
Gross Income	887,846	(231,479)	1,665,993	6,410

Operating expenses
Accounting and legal	64,630	26,568	88,969	65,407
Advertising and promotion	29,895	7,013	50,372	7,013
Amortization and accretion	79,879	63,072	155,523	122,185
Consulting fees	34,563	178,855	81,423	178,855
Foreign exchange	142,841	(117,824)	66,032	(86,171)
Insurance	2,608	(8,469)	10,870	8,429
Interest and bank charges	2,045	(38,427)	3,312	5,854
Management Fees	96,000	111,850	192,000	167,350
Office and miscellaneous	44,619	31,515	84,883	68,559
Regulatory fees	6,134	2,327	15,856	16,853
Rent	8,416	8,915	31,577	17,830
Travel	74,941	38,319	177,181	86,104
Wages and Benefits	46,987	109,982	92,407	152,825
Total operating expenses	633,558	413,696	1,050,405	811,093

Income (loss) before other	254,288	(645,175)	615,588	(804,683)

Other income and expenses
Gain on sale of property	-		-	255,000
Write down of investment	-	(160,416)	-	(160,416)
Other Income	35,123	1,249	60,877	1,249
Stock compensation expense (Note 11)	(9,444)	(207,470)	(14,714)	(207,470)
Total other income and expense	25,679	(366,637)	46,163	(111,637)

Net Income (loss)	279,967	(1,011,812)	661,751	(916,320)
Deficit, begining	(5,620,905)	(4,737,543)	(6,002,689)	(4,833,035)
Deficit, ending, to Exhibit "A"	(5,340,938)	(5,749,355)	(5,340,938)	(5,749,355)

Exhibit “C”

GENCO RESOURCES LTD.

Statement of Cash Flows for the Three and Six Months Ended

June 30, 2005

___________________________________________________________________________________________

Expressed in Canadian dollars)

        (UNAUDITED)

	Three Months	Three Months	Six Months	Six Months
	Ended June 30,	Ended July 31,	Ended June 30,	Ended July 31,
	2005	2004	2005	2004
	$	$	$	$
Cash flows from operating activities
Net income (loss) for the period	279,967	(1,011,812)	661,751	(916,320)
Amortization	77,301	63,072	149,369	122,185
Gain on disposal of property	-	-	-	(255,000)
Stock compensation expense	9,444	207,470	14,714	207,470
Asset retirement obligation	2,577	-	6,154
Stock issuance	-	101,600	-	101,600
Write down of investment	-	160,416	-	160,416
Unrealized foreign exchange gain	-	(117,824)	-	(86,171)
	369,289	(597,078)	831,988	(665,820)

Change in non-cash working capital	(361,557)	1,030,769	(1,502,353)	1,225,343
	7,732	433,691	(670,365)	559,523

Cash flows from investing activities
Deferred exploration &development costs	(554,194)	(697,641)	(1,043,105)	(1,719,035)
Mineral properties & other investments	(405)	(1,705)	(405)	(1,705)
Purchase of fixed assets	(11,450)	(125,026)	(13,359)	(125,026)
	(566,049)	(824,372)	(1,056,869)	(1,845,766)
Cash flows from financing activities
Shares issued for cash	129,720	87,333	3,569,001	1,233,335
	129,720	87,333	3,569,001	1,233,335

(Decrease) increase in cash flows	(428,597)	(303,348)	1,841,767	(52,908)

Cash - beginning of period	2,270,364	331,227	-	80,787

Cash - End of period	$ 1,841,767	$ 27,879	$ 1,841,767	$ 27,879

Trading Symbol TSX-VE: GGC

GENCO’S PROFITABLITY ENABLES CASH PAYMENT

September15, 2005 – Vancouver, B.C. – Wayne Moorhouse, VP of Finance for Genco Resources Ltd. [TSX Venture Exchange: GGC], is pleased to announce that Genco elected to make a cash payment of US $500,000. to Luismin S.A. de C.V., a subsidiary of Goldcorp Inc., as the 2005 payment due under their 2003 agreement whereby Genco purchased La Guitarra Compania Minera S.A. de C.V. and all of its assets from Luismin as of August 1, 2003.

The purchase price for the acquisition was US $5,000,000 with consideration being a combination of Genco shares and debt. On closing Genco issued 1,380,315 shares to Luismin to satisfy US $1,000,000 of the purchase price. Genco agreed to pay the balance of US $4,000,000 by payments of $500,000, payable in cash or Genco common shares, on each of the first through eighth anniversaries of the closing date.  For the 2004 anniversary the Company issued 790,427 shares for the first installment payment to Luismin.

La Guitarra Compania Minera S.A. de C.V. owns and operates La Guitarra Mine, a producing silver and gold mine located in the Temascaltepec Mining District of Mexico State, Mexico.  La Guitarra’s assets include a 350 tonne per day mill, mining concessions covering 7,257 hectares, and extensive underground development and infrastructure.

Robert Gardner, Chairman of Genco, states “We are able to make this cash payment because our mine continues to be profitable, and the benefit of less dilution should be passed on to our shareholders.”

Production at La Guitarra for the six month period ended June 30, 2005 was 448,631 silver equivalent ounces compared to production of 264,066 silver equivalent ounces during the same six month period in 2004. The foregoing geological disclosure has been reviewed and verified by Genco’s President, James McDonald, P.Geo. (a qualified person for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects).

For further information regarding Genco Resources Ltd. and the La Guitarra Mine, please visit the Company’s website at www.gencoresources.com.  For a complete listing of the Company’s public documents visit SEDAR at www.sedar.com.

For further information: 604-682-2205

E-mail:  gencoinfo@telus.net

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America.  The securities have not been and will not be registered under the United States Securities Act of 1933 (the U.S. Securities Act) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

Suite 550 – 999 West Hastings Street, Vancouver, B.C., Canada V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gencoresorces.com

GGC (TSX Venture Exchange)